Craig E. Eisenacher
Senior Vice President-Chief Financial Officer

November 21, 2006

FILED VIA EDGAR (CORRESP)
Securities and Exchange Commission
Washington, DC 20549-0405

Re: Bristol West Holdings, Inc. (SEC File Number 001-31984) Form 10-K for the year ended December 31, 2005, filed March 14, 2006

Ladies and Gentlemen:

We received a letter dated June 29, 2006 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2005 (the “Fiscal 2005 Form 10-K”) of Bristol West Holdings, Inc. (“Bristol West”).  The numbered paragraphs to which we refer in this letter correspond to the numbered paragraphs in the Comment Letter.

On August 31, 2006, Bristol West filed with the Commission via EDGAR a written response to the Comment Letter (the “Response Letter”).  On October 19, 2006, we spoke with Joseph Roesler and Dana Hartz of the Staff regarding certain questions and comments that they had with respect to certain aspects of Bristol West’s response to Comment 2 in the Response Letter (the “Conference Call”).  In particular, Mr. Roesler recommended that we make certain changes to the enhanced sensitivity analysis disclosure regarding Bristol West’s critical accounting policy for loss and loss adjustment expense (“LAE”) reserves that we included in the Response Letter in Bristol West’s response to Comment 2.d.  This letter contains Bristol West’s response to Mr. Roesler’s recommendation.  Based on the Conference Call and subsequent communications with Ms. Hartz, it is our understanding that no further response is necessary for Comment 1 or for Comment 2a, 2b, or 2c.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Estimation of Unpaid Losses and Loss Adjustment Expenses, page 33

Comment 2.d.

2.

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.  We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate 2) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity.  Please keep this objective in mind in providing us your responses to comments listed below.  Please also consider providing any additional information, in disclosure type format, to achieve this objective.

Securities and Exchange Commission
November 21, 2006

d.

We note that you provide a sensitivity analysis around your aggregated gross unpaid loss and loss adjustment expenses.  We believe a beneficial analysis shows the potential variability in loss reserves resulting from changes in key assumptions that affect management’s estimates of loss reserves.  In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity.  Explain why management believes the scenarios quantified are reasonably likely.

Revised Response to Comment 2.d.

The Commission’s interpretive guidance set forth in Release No. 33-8350 addresses the requirements for disclosure in this area:

“Since critical accounting policies are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and that would have a material effect.  Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.”

In Release No. 33-8350, the Commission also encouraged issuers to consider enhanced discussion and analysis of critical accounting estimates and assumptions that, among other things, “supplements, but does not duplicate, the description of accounting policies in the notes to financial statements” while at the same time avoiding disclosure that is unnecessarily lengthy, difficult to understand and confusing.

We plan to include in future filings with the Commission, after we complete the process of responding to the Staff’s comments in the Comment Letter and any subsequent related correspondence and for so long as it continues to be appropriate to do so, enhanced critical accounting policies disclosure regarding loss and LAE reserves that includes enhanced sensitivity analysis substantially similar to the disclosure set forth below.  We will pay particular attention to the applicable disclosure requirements, including Release No. 33-8350, and the Staff’s comments when we prepare any critical accounting policies disclosure to be included in future filings with the Commission.

Set forth below is an enhanced sensitivity analysis of our loss and LAE reserves:

Volatility of Loss and LAE Reserve Estimates and Sensitivity Analysis

Quarterly, for each financial reporting date, we record our best estimate, which is a point estimate, of our overall loss and loss adjustment expense (“LAE”) reserve for both current and prior accident years.  Since the underlying processes require the use of estimates and professional actuarial judgment, establishing loss and LAE reserves is an inherently uncertain process. As our experience develops and new information becomes known, our quarterly reserving process may produce revisions to our previously reported loss and LAE reserves, which we refer to as “development,” and such changes may be material.  We recognize favorable development when we decrease our previously reported loss and LAE reserves, which results in an increase in net income in the period recognized.  We recognize adverse development when we increase our previously reported loss and LAE reserves, which results in a decrease in net income in the period recognized.  Accordingly, while we record our best estimate, our loss and LAE reserves are subject to potential variability.

Securities and Exchange Commission
November 21, 2006

In order to provide an indication of the potential variability of our loss and LAE reserves, we have considered various alternatives for disclosing the effect that reasonably likely changes in the key assumptions underlying our loss and LAE reserves may have on our net income.  Sensitivity analysis based on an evaluation of historical changes in our key assumptions can provide an indication of the potential variability of our loss and LAE reserves.  However, as we discuss in more detail below, we have concluded that it would not be meaningful for us to prepare and disclose such a sensitivity analysis either based on the disaggregated data subsets we evaluate to estimate our loss and LAE reserves or based on aggregated company data.  We concluded that the only meaningful alternative for such a sensitivity analysis that is available to management currently is based on our historical loss and LAE reserve development.  We describe this sensitivity analysis below under the heading “Loss and LAE Development Analysis.”

Data Subset Analysis.  We concluded that it would not be meaningful for us to prepare and disclose a sensitivity analysis indicating the potential variability of our loss and LAE reserves based on historical changes in the underlying key assumptions with respect to each actuarial methodology we use to prepare each significant point estimate in each data subset.  We determined that such a sensitivity analysis would be unreasonably lengthy and complex.  We employ various statistical processes to estimate our loss and LAE reserves.  Our actuarial staff performs quarterly analyses on over 150 unique, homogenous data subsets to produce accurate estimates of the aggregate unpaid losses and LAE.  We analyze the data separately (1) for each of the 21 states in which we write business, (2) for each type of coverage group written, (3) by the program in which the business is written and (4) by accident quarter.  We apply one or more detailed actuarial estimation methodologies with respect to each of these data subsets to establish separate point estimates for IBNR losses, for adjusting and other expenses (which we refer to as “AOE”) and for defense and cost containment expenses (which we refer to as “DCC”).  We make individualized key assumptions with respect to each separate point estimate.  We then aggregate all of the separate point estimates to develop our best estimate of our overall loss and LAE reserves.  [We would include here a cross reference to detailed loss and LAE development analysis included elsewhere in the applicable periodic report.]

Aggregated Company Data Analysis.  We also concluded that it would not be meaningful for us to prepare and disclose a sensitivity analysis indicating the potential variability of our loss and LAE reserves based on an evaluation of historical changes in the underlying key assumptions at an aggregated company level.  We determined that the process that we use to establish our loss and LAE reserve estimates, without extensive additional analysis, would not produce a reliable or statistically credible sensitivity analysis of potential effects on our net income.  The mix of our loss and LAE reserves changes constantly by state, program, coverage group and accident quarter.  Further, aggregated company data is not homogeneous.  For these and other reasons, we do not make macro determinations about the key assumptions underlying our aggregate loss and LAE reserves.  We do not currently perform macro analyses either in establishing loss and LAE reserves or in establishing premium levels or structures in any of the states in which we write business.  As described above, our actuarial staff performs individualized quarterly analyses on over 150 unique, homogenous data subsets, establishes separate point estimates for IBNR losses, AOE and DCC with respect to each data subset, and makes individualized key assumptions with respect to each such point estimate. Our actuarial staff does not use actuarial models to quantify at a macro level the impact of reasonably likely changes in one or more of the key assumptions or to evaluate at a macro level the correlations among the key assumptions or data subsets.  We are also not aware of any generally accepted actuarial model for performing such analyses.  Accordingly, we are not in a position to quantify at a macro level the impact of reasonably likely changes in the key assumptions underlying our loss and LAE reserve estimates with any degree of statistical significance.

Securities and Exchange Commission
November 21, 2006

Loss and LAE Development Analysis.  We determined that our historical loss and LAE reserve development provides the most reasonable indication of the potential variability associated with our reserves.  Accordingly, we have included below a sensitivity analysis of our loss and LAE reserve estimates based on our historical reserve development.  There can be no assurance that actual future loss and LAE development variability will be consistent with any potential variation indicated by our historical loss and LAE development experience.  Management does not currently use such an analysis in establishing loss and LAE reserves.

Based on the historical loss and LAE reserve development recorded in our financial statements over the ten and two year periods reflected below, our loss and LAE reserves at December 31, 2006, gross of all reinsurance except for loss and LAE ceded to MCCA (as defined below), could ultimately vary from the loss and LAE reserves at December 31, 2005, gross of all reinsurance except for loss and LAE ceded to MCCA, as follows:

Period of Development Experience	Loss and LAE Reserves at 12.31.2005 (1)	Potential Variability of Loss and LAE reserves		Potential Impact on Net Income (2)

		Adverse Development	Favorable Development	Decrease	Increase

	(dollars in millions)			(dollars in millions)
12.31.1995 – 12.31.2005 (3)	$209.1	(52.1)%	6.0%	$(69.7)	$8.0
12.31.2003 – 12.31.2005 (4)	$209.1	(4.4)%	0.2%	$(5.9)	$0.3

(1)

We purchased voluntary reinsurance with respect to all of the periods reflected in this column.  All of the material reinsurance agreements to which we have been a party have been terminated and settled, and the reinsurers have been released from all future liabilities under the agreements.  We have not purchased any voluntary reinsurance for 2006.  However, we continue to cede premium to the Michigan Catastrophic Claims Association (“MCCA”), a mandatory facility that provides excess of loss coverage for personal injury protection in Michigan.  Accordingly, we have presented the information gross of all reinsurance except for loss and LAE ceded to MCCA.

Securities and Exchange Commission
November 21, 2006

(2)	Assuming a marginal tax rate of 36% for 2006.

(3)

[We would include here a cross reference to detailed loss and LAE development analysis included elsewhere in the applicable periodic report.] We believe that the historical loss and LAE experience for this period may not provide the most appropriate illustration of future loss and LAE experience because of disproportionately high adverse development in certain years, particularly 2000 and 2001.  The adverse development in our reserves for losses and LAE for 1999 (18%), 2000 (52%), 2001 (38%) and 2002 (21%) is due to a number of factors.  Our reorganization of our claims department in 2000 resulted in an unanticipated increase in the average cost per closed claim and the number of claims primarily in California and Florida in 2000, 2001 and 2002.  In addition, rate reductions in California between June 1998 and July 1999 and a poorly structured and priced product in Texas that we began offering in the first quarter of 1999 and discontinued in August 2002 also led to unfavorable development in reserves for unpaid losses and LAE.

(4)

[We would include here a cross reference to detailed loss and LAE development analysis included elsewhere in the applicable periodic report.] Because of changes we made in our actuarial department and to our systems and processes starting in 2003, we believe that the historical loss and LAE development experience for this period may provide a more appropriate illustration of potential loss and LAE development variability.  However, the statistical sample is significantly smaller.  In April 2003, with respect to each of the key assumptions underlying our loss and LAE reserve estimates, our actuarial staff started tracking the emergence of loss and LAE data by state, program, coverage and accident quarter on a daily basis.  They analyze this data using a browser-based reporting tool that compares the actual emergence of losses and LAE relative to the expected emergence over time.  We use detailed mathematical models, which we continuously refine, to reduce the variability of our estimates of loss and LAE reserves.  In August 2003, we deployed an Oracle-based data warehouse, which improves our actuarial staff’s ability to evaluate loss and LAE emergence relative to our expectations regarding loss and LAE reserves for the prior quarter.  Our actuarial staff revises, as appropriate, the assumptions that they use to develop loss and LAE reserve estimates for the current quarter based upon actual loss and LAE emergence relative to our expectations as reflected in the reserve estimate for the prior quarter.

It is important to note that the potential variability reflected above depicts our historical experience and is not intended to represent a worst-case scenario. Therefore, it is possible that actual future variation may be more than amounts reflected above.  Further, the potential variability reflected above does not constitute a statistical range of actuarially determined probable outcomes, nor does it constitute a range of all possible outcomes.  The historical analysis reflected above is provided without consideration for any correlation with any of the key assumptions underlying loss and LAE reserve estimates or any correlation among the individual data subsets we evaluate to establish such reserves.  The potential variability reflected above is based solely on our historical loss and LAE reserve development experience over the periods discussed and may not be indicative of actual future variability due to a number of internal and external factors that impact key assumptions underlying loss and LAE reserve estimates with respect to each data subset. There can be no assurance that changes in these factors and assumptions will not have a material impact on our loss and LAE reserves.  The impact of changes in these factors is difficult to quantify and predict.  Accordingly, our actuarial staff must exercise considerable professional judgment in making their actuarial determinations in light of these factors.

Securities and Exchange Commission
November 21, 2006

*     *     *     *

As requested, Bristol West acknowledges that:

•	Bristol West is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bristol West may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 954-316-5192 at your earliest convenience to discuss any further comments or to indicate that the responses set forth in this letter and in the Response Letter are satisfactory to the Staff.  Additionally, we respectfully request that the Staff expedite its review of this filing.

Sincerely,

/s/ Craig E. Eisenacher

Craig E. Eisenacher
Senior Vice President-Chief Financial Officer
Bristol West Holdings, Inc.

cc:	Jim B. Rosenberg
Dana Hartz
Joseph Roesler